Mail Stop 4561

June 22, 2007

By U.S. Mail and facsimile to 202-966-9409

Joseph J. Bouffard
President and Chief Executive Officer
BCSB Bancorp, Inc.
4111 East Joppa Road, Suite 300
Baltimore, Maryland 21236

RE: BCSB Bancorp, Inc.
Form S-1, amendment number 2
Filed on June 13, 2007
File Number 333-141572

Dear Mr. Bouffard:

　　We have conducted a review of the above referenced, amended filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

　　Please note that the following page numbers relate to the marked copy of your filing.

Offering Prospectus

Management's Discussion and Analysis

Comparison of Operating Results for the Six Months Ended March 31, 2007 and 2006

Other Income, page 79

1.   We note your supplemental response to comment seven of our letter dated May
        25, 2007 that you recorded the $1.5 million valuation allowance on loans held for
        sale in other income consistent with TFR instructions. Please tell us the specific
        TFR instruction upon which you relied in determining the appropriate
        presentation. Tell us how you considered the guidance on page 3 of the March
        26, 2001 Interagency Guidance on Certain Loans Held for Sale that when a loan
        is written-down at the time of the transfer to held-for-sale, if there is a reduction
        in the loan's value that has not already been provided for in the allowance for loan
        losses an additional loan loss provision should be made to maintain the allowance
        at an adequate level.

Comparison of Operating Results for the Years Ended September 30, 2006 and 2005

Other Income, page 82

2.   We note your supplemental response to comment 14 of our letter dated May 25,
        2007. In light of the significance of the provision and allowance for loan losses
        and related asset quality disclosures in evaluating a bank's performance and
        financial condition, it appears the impact of erroneously presenting "loan
        deficiencies" as losses on repossessed assets is material. Please revise your
        financial statements and MD&A accordingly. Include a financial statement
        footnote describing and quantifying the correction of the error. Refer to
        paragraphs 25 and 26 of SFAS 154.

How We Determined the Offering Range…, page 136

   3. Please revise this section to reference the prior valuation work. Give the date of
      that work, quantify any material changes from the first valuation work that led to
      the lower figures and disclose the prior valuation range.

                                    *   *   *   *   *

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any accounting questions please contact Joyce Sweeney at 202-551-3449 or Don Walker, Senior Assistant Chief Accountant, at 202-551-13490. If you have any other questions please contact David Lyon at 202-551-3421, or me at 202-551-3464.

        Sincerely,

        Kathryn McHale
        Staff Attorney

cc: Joel E. Rappoport
       Muldoon Murphy & Aguggia LLP
       5101 Wisconsin Avenue, NW
       Washington, DC 20016